June 30, 2016	Owen J. Pinkerton 202-216-4812 opinkerton@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Real Estate Strategies Fund (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-209022; 811-23129

Dear Mr. Minore:

On behalf of NexPoint Real Estate Strategies Fund (the “Fund”), please find a supplemental response to the comments provided by the Commission’s staff (the “Staff”) delivered orally on June 30, 2016.

On behalf of the Fund, we hereby undertake to remove the disclosure found on page S-13 of the Statement of Additional Information titled, “Involuntary Repurchases” in the 497s to be filed with the Commission following effectiveness of the Registration Statement on Form N-2.

In addition, as requested, we have reprinted below our response to a comment raised in connection with the Staff’s review of the registration statement on Form N-2 for NexPoint Energy and Materials Opportunities Fund.

General

1.

We refer to your statement on page S-22 of the Statement of Additional Information that “it is possible that the SEC might in the future determine Mr. Honis to be an interested person of the Fund.” Section 2(a)(19) of the 1940 Act defines “interested person” broadly. You currently present Mr. Honis as a non-interested trustee; however, you also disclose a number of material arrangements Mr. Honis has with an affiliate of NexPoint Advisors, L.P. Please provide us with your analysis supporting your determination that Mr. Honis is a non-interested trustee.

Response: Section 2(a)(19)(B)(vii) of the 1940 Act states that an interested person of another person means “any natural person whom the Commission by order shall have determined to be an interested person by reason of having had at any time since the beginning of the last two completed fiscal years of such investment company a material business or professional relationship with such investment adviser or principal underwriter or with the principal executive officer or any controlling person of such investment adviser or principal underwriter.”

As noted in the Registration Statement, as of December 31, 2015, Mr. Honis is entitled to receive aggregate severance and/or deferred compensation payments from an affiliate of the Adviser. Because these payments are made by an entity that is not a “Specified Entity” as defined by Release No. IC-24083, the Fund does not believe an analysis of whether the deferred compensation paid to Mr. Honis should be considered a “material business or professional relationship” is applicable. The deferred payments are made by an entity that is an affiliate of, but not a principal executive officer or controlling person of, the Adviser.

In addition, the payments from such affiliate are fixed payments, the amounts of which are not impacted by the performance of the Adviser or the Fund. As a result, the receipt of such payments by Mr. Honis does not, in any way, impair his independence or status as a non-interested trustee of the Fund.

The Fund further advises the Staff that it believes the same analysis applies to the compensation received by Mr. Honis from a portfolio company for his service as a director and from the trust that owns substantially all of the economic interest in Highland Capital Management, L.P. (“Highland”). Mr. Honis’s interest in the trust that controls Highland holds no voting rights and, therefore, does not control Highland or influence decisions that Highland makes. Mr. Honis’s non-voting interest in such entity, therefore, is not an arrangement with a “Specified Entity” as defined by IC Release No. IC-24083, and his receipt of payments from the trust do not impair his status as a non-interested trustee of the Fund.

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If you have any questions, please do not hesitate to contact the undersigned at (202) 216-4812.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Owen J. Pinkerton

Owen J. Pinkerton, Esq.

cc:	Heath D. Linsky, Esq.

Brian Mitts